Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following fact sheet was distributed by Brookdale:

The Coverage to Care for Seniors Nationwide. Brookdale and Emeritus Join Together to Change the Face of Aging Solutions.

By 2050, the projected population of Americans 75 and over will reach 46.5 million (more than double the figure from 2012).

There are 43.5 million family caregivers caring for seniors with almost 15 million caring for someone with Alzheimer’s or other dementia

6.5 million seniors ages 80 and older live within a 10 mile radius of the company’s communities.

A Trusted Partner for Millions of Seniors and Their Families

With 1,160 communities in 46 states, Brookdale will be uniquely positioned to be a trusted national partner in providing a compelling array of senior living solutions for America’s seniors and their families. With communities in both traditional retirement regions such as Florida, Arizona, and Texas, as well as in neighborhoods across country, Brookdale’s national presence will enable families and seniors to stay where ever they choose, while also experiencing the highest quality care and services.

This first-ever national senior living solutions company will offer a full continuum of services for seniors and their families with unprecedented scope and quality. This offering will give consumers nationwide a comprehensive senior living solutions model that includes independent living, assisted living, Alzheimer’s and dementia care, skilled nursing, home health, hospice, short-term rehabilitation and therapy, long-term care and private-duty home care.

New Answers to the Age Old Questions of Aging

Often times, the responsibility to care for an aging loved one lies with an adult child. Known as the “sandwich generation”, these individuals are working adults with children of their own who have the added responsibility of caring for their aging parent – often at a distance. National estimates suggest more than 43 million adults are caring for aging seniors and 14.5 million are caring for someone with Alzheimer’s or dementia.

Through Brookdale’s unique continuum of solutions, families are able to access care and support services in their home and then transition to a community as their wants and needs evolve. Brookdale’s ability to provide families with customized solutions that meet their unique circumstances is unparalleled in the senior care industry and simplifies the complex and often emotionally challenging decisions associated with aging.

The Affordable Care Act and Senior Care

The ACA is driving more alignment between physicians, hospitals, and post-acute providers to improve quality and reduce costs. There is also growing appreciation for the positive role senior living can play in improving the health and well-being of seniors. As such there are opportunities to develop innovative healthcare delivery models that integrate senior living, post-acute care, hospitals and physicians. Brookdale’s national footprint and continuum of senior living and post-acute solutions positions the company to play a leading role in influencing how healthcare is delivered and consumed for millions of seniors.

Forward Looking Statements

Certain items in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the Merger, including in respect of the satisfaction of closing conditions to the Merger; unanticipated difficulties and/or expenditures relating to the Merger; the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the Merger; litigation relating to the Merger; the impact of the transaction on the Company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the Merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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